# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIAMI INTERNATIONAL HOLDINGS, INC., CIK 0001438472
CUSIP: 59356Q108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7 ROSZEL ROAD, 7 ROSZEL ROAD, PRINCETON, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 11/24/2025
Amends the filing with accession number 0001056823-25-000020
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, 8th Fl S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 9,499,995; shared voting power 0; sole dispositive power 9,499,995; shared dispositive power 0; aggregate amount beneficially owned 9,499,995 (11.7% of the class)
  Comment: Horizon Kinetics Asset Management LLC ("HKAM") is a Delaware limited liability company and a wholly owned subsidiary of Horizon Kinetics Holding Corporation, a Delaware corporation, and manages funds and accounts that hold securities of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MIAMI INTERNATIONAL HOLDINGS, INC.
Address of issuer's principal executive offices: 7 ROSZEL ROAD, 7 ROSZEL ROAD, PRINCETON, New Jersey (NJ), 08540

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by HKAM, a Delaware limited liability company and a wholly owned subsidiary of
Horizon Kinetics Holding Corporation, a Delaware corporation, with respect to the shares of common Stock of the
Issuer ("Common Stock") beneficially owned by funds and accounts it manages ("Managed Accounts").
Residence or business address:
470 Park Ave S, 8th Fl S
New York, NY 10016
Present principal occupation or employment:
HKAM, a registered investment adviser, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial ownership in the Managed Accounts that hold securities of the Issuer.
Criminal convictions in the last five years:
The Reporting Person has not, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five (5) years, been convicted in any civil proceeding.
Citizenship: HKAM is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: HKAM used client assets to purchase the shares beneficially owned reported herein on behalf of its clients.

## Item 4. Purpose of Transaction
Purpose of transaction:
HKAM acquired the securities reported herein on behalf of the Managed Accounts for investment purposes. In the ordinary course of its business, HKAM intends to regularly review its equity interest in the Issuer and may, from time to time, acquire additional shares or other securities of the Issuer. While HKAM has no present intention to dispose of all or any portion of the shares beneficially owned by Managed Accounts, it may sell shares from time to time for a number of reasons, not limited to client requests, regulatory or investment limitations or other reasons. Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.

Murray Stahl who serves as Chairman, Chief Executive Officer, and Chief Investment Officer of HKAM, was appointed to the Board of Directors of the Issuer on July 15, 2025 and does not exercise investment discretion over the securities of the Issuer beneficially owned by HKAM. In his capacity as a director of the Issuer, Mr. Stahl may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, HKAM does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, HKAM, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on November 24, 2025, HKAM beneficially owned 9,499,995 shares of Common Stock, consisting of: (i) 9,221,128 shares of Common Stock held by the Managed Accounts, and (ii) warrants exercisable for 278,867 shares of Common Stock. The 9,499,995 shares beneficially owned represents 11.7% of the outstanding shares of Common Stock. The warrants are currently vested and presently exercisable until the expiration dates of April 8, 2026, October 17, 2026, November 15, 2026, February 5, 2027, and August 9, 2027. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that HKAM is the beneficial owner of the Common Stock referred to herein for purposes of Sections 13(d) and or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of its pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 2(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Schedule A attached hereto as Exhibit 99-a, HKAM has not effected any transaction in Common Stock in the past 60 days
Other persons with the right to receive dividends or sale proceeds: Except for Managed Accounts, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, no other person is known by HKAM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by HKAM.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - 60 Day Trading History

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kesslen, General Counsel (11/26/2025)